UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-67187

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 1964 Global, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

71 Murray Street, No. 8
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	770-263-6003	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Butler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 1964 Global, LLC, as of June 30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Keith E Butler

Title: President

Notary Public

Lauren B. Griffin
Attorney/Notary Public
State of Louisiana
Notary ID# 148527
My commission expires with life

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

1964 Global, LLC
Financial Statements
For the Year Ended
June 30, 2024
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
1964 Global, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 1964 Global, LLC (the "Company") as of June 30, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

September 30, 2024
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC


1964 Global, LLC
Statement of Financial Condition
As of June 30, 2024


ASSETS

Cash and cash equivalents	$	194,854
Securities owned		51,936
Property and equipment, net of		
accumulated depreciation of $361,582		67,130
Due from related party		1,567
Prepaid expenses and other assets		43,511
TOTAL ASSETS	$	358,998

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	9,281
Due to Member		80,709
Total Liabilities		89,990
Member's Equity		269,008
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	358,998

See notes to financial statements.

1964 Global, LLC
Statement of Operations
For the Year Ended June 30, 2024

Revenues

Loss on securities owned, net	$	(1,509)
Interest and dividends		9,834
TOTAL REVENUES		8,325

Expenses

Professional fees		20,000
Occupancy and equipment		24,838
Interest		28
Other		63,035
TOTAL EXPENSES		107,901
NET LOSS	$	(99,576)

1964 Global, LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2024

Balance at June 30, 2023	$ 368,584
Net loss	(99,576)
Balance at June 30, 2024	$ 269,008


1964 Global, LLC
Statement of Cash Flows
For the Year Ended June 30, 2024


Cash flows from operating activities:

Net loss	$	(99,576)
Items which do not affect cash:		
Depreciation expense		18,212
Net unrealized loss on securities owned		1,509
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in prepaid expenses and other assets		63,262
Decrease in due from related party		4,708
Increase in due to Member		30,000
Decrease in accounts payable and accrued expenses		(6,723)
Net cash provided by operating activities		11,392
Net increase in cash		11,392
Cash and cash equivalents at beginning of year		183,462
Cash and cash equivalents at end of year	$	194,854

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$	28

See notes to financial statements.

NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: 1964 Global, LLC (the "Company") is a registered broker dealer whose primary business is in the private placement of taxable debt and equity and the consulting advice that normally accompanies those activities. Since 2006, the Company has been approved as a securities broker by the Securities and Exchange Commission ("SEC") in addition to being a member of the Financial Industry Regulatory Authority ("FINRA") and registered with the state of New York. As a limited liability company, the member's liability is limited to his investment.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment consists of office furniture, equipment and leasehold improvements which are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

Under FASB Accounting Standards Codification (ASC) 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition: Revenue from contracts with customers includes underwriting fees, placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities. Revenue from advisory arrangements is generally recognized at the point in time that

NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)

Revenue Recognition (continued):

performance under the contract is completed (the closing date of transaction) or the contract is
cancelled.

However, for certain contracts, revenue is recognized over time for advisory arrangements in
which the performance obligations are simultaneously provided by the Company and consumed
by the customer. In some circumstances, significant judgement is needed to determine the timing
and measure of progress appropriate for revenue recognition under a specific contract.

The Company engages in underwritings of securities for entities that seek to raise funds through
a sale of securities. Revenues are earned from fees arising from securities offerings in which the
Company participates as an underwriter. Revenue from underwritings is recognized on the trade
date (the date on which the securities are purchased from the issuer). The Company believes that
the trade date is the appropriate point in time to recognize revenue for securities underwriting
transactions as there are no significant actions which the Company needs to take subsequent to
this date and the issuer obtains the control and benefit of the capital markets offering at that
point.

The Company additionally provides advisory services in assisting customers with improving
bond ratings with various agencies. Revenue pertaining to these services is recognized when the
Company satisfies its performance obligation by transferring the promised service to its
customers. The Company's performance obligation is satisfied at a point in time when the
Company has determined that the customer obtains control over the promised service.

Use of Estimates: The Company maintains its accounting records on an accrual basis and follows
Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting
Standards Board (FASB), to ensure consistent reporting of financial condition, results of operation,
and cash flows.

Management uses estimates and assumptions in preparing financial statements in accordance
with generally accepted accounting principles. Those estimates and assumptions affect the
reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the
estimates that were assumed in preparing the financial statements.

Securities Owned: Securities owned consist of investments in publicly traded common stock that
are valued at fair value. The resulting difference between cost and fair value is included in the
statement of operations. Proprietary securities transactions are reported on the trade date.

Date of Management's Review: Subsequent events were evaluated through the date the financial
statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule l5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2024, the Company had net capital of $143,433, which was $137,434 in excess of its required minimum net capital of $5,999 and its ratio of aggregate indebtedness to net capital was 0.63 to 1.00.

NOTE C- FAIR VALUE MEASUREMENTS

The Company's investments in common stocks are carried at fair value based on quoted market sources.

FASB ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.
- Level 2: inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.
- Level 3: unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of June 30, 2024.

NOTE C- FAIR VALUE MEASUREMENTS (CONTINUED)

	Fair Value Measurements June 30, 2024	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Common stocks	$ 51,936	$ 51,936	-	-

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Leasehold improvements	$ 359,864
Office equipment	38,787
Furniture and fixtures	30,061
	428,712
Less accumulated depreciation	(361,582)
Net property and equipment	$ 67,130

NOTE E - RELATED PARTY TRANSACTIONS

The Company utilizes office space located in New York that is owned by its sole member pursuant to a month-to-month arrangement. During the year ended June 30, 2024, the Company expensed approximately $1,918 for use of this space. The leasehold improvements included in property and equipment are in this member-owned office space that is occupied by the Company.

In addition, the Company utilizes office space located in Louisiana occupied by its sole member pursuant to an informal agreement. The Company was allocated $4,708 for the use of this space during the year ended June 30, 2024.

The Company operates from office space located in Florida that is owned by its sole member at no cost to the Company pursuant to a month-to-month arrangement.

Separately, the sole member of the Company at times issues informal loans to the Company in order to help fund its operations in addition to paying for operating expenses for the benefit of the Company for which reimbursement is subsequently requested. The Due to Member on the accompanying statement of financial condition arose from such payments.

The due from related party at June 30, 2024 represents informal advances to a sister company owned by the Company's member. The advances are non-interest bearing and due on demand.

Financial position and results of operations could have differed from the amounts in the accompanying financial statements if the aforementioned related party transactions did not exist.

NOTE F – PREPAID EXPENSES AND OTHER ASSETS

Approximately $39,600 in prepaid expenses and other assets consist of various pieces of collectible art that are recorded at cost. No depreciation has been recorded due to the lack of determinable economic life.

NOTE G – CONTINGENCIES

The Company is subject to arbitration and litigation in the normal course of business. The Company has no litigation in progress at June 30, 2024.

NOTE H – LEASES

As mentioned in Note E, the Company leases office space located in New York and Florida on a month-to-month basis from its sole member in addition to utilizing office space located in Louisiana occupied by its sole member pursuant to an informal agreement. The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

NOTE I – NET LOSS

The Company has incurred a loss for the year ended June 30, 2024. The Company's Member has represented that he intends to continue to make capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

Schedule I

1964 Global, LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934
As of June 30, 2024

Computation of Net Capital

Total member's equity	$	269,008
Non-allowable assets:		
Property and equipment, net		67,130
Other assets and prepaid expenses		43,511
Due from related party		1,567
Total non-allowable assets		112,208
Net capital before haircuts		156,800
Less haircuts	$	(13,367)
Net capital	$	143,433
Aggregate indebtedness	$	89,990
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,999
Excess Net Capital	$	137,434
Ratio of aggregate indebtedness to net capital		0.63 to 1.00

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on Part IIA of Form X-17a-5, as amended, as of June 30, 2024.

1964 GLOBAL, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2024

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon
Footnote 74 of the 2013 Release. The Company does not hold customer funds or
securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
JUNE 30, 2024

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon
Footnote 74 of the 2013 Release. The Company does not hold customer funds or
securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
1964 Global, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) 1964 Global, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) 1964 Global, LLC stated that it conducted business activities involving placement and advisory services to customers and the consulting advice that normally accompanies those activities throughout the year ended June 30, 2024, without exception, and (3) 1964 Global, LLC stated that 1964 Global, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. 1964 Global, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 1964 Global, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

September 30, 2024
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC



1964 Global, LLC
71 Murray St. 8th Floor New York, NY 10007
NASD Member Firm

Keith E. Butler
President

212.528.0859
kb@1964.global

1964 Global, LLC'S Exemption Report

We, as members of management of 1964 Global, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers"'. We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make there following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers and the consulting advice that normally accompanies those activities throughout the year ended June 30, 2024 without exception.
3. The Company met the identified conditions for such reliance throughout the period July 1, 2023 to June 30, 2024 without exception.

Keith E. Butler

Keith E. Butler, CEO
September 26, 2024